NOTICE OF MEETING

The Annual and Special Meeting of the Shareholders of Agrium Inc. (the “Corporation”) will be held in Palomino Rooms A-E at the Roundup Centre, 20 Roundup Way S.E., Calgary, Alberta on Wednesday, May 9, 2007 at 11:00 a.m. (Calgary time) to:

1.	receive and consider our 2006 audited consolidated financial statements and the Auditors’ Report thereon;

2.	elect directors;

3.	appoint Auditors for 2007 and authorize the directors to fix their remuneration;

4.	consider and, if thought fit, approve a resolution to make certain amendments to the Corporation’s Amended and Restated Stock Option and Tandem SAR Plan;

5.	consider and, if thought fit, approve a resolution to reserve an additional 1,000,000 Common Shares for the granting of Stock Options with Tandem SARs under the Corporation’s Amended and Restated Stock Option and Tandem SAR Plan;

6.	consider and, if thought fit, approve the Corporation’s Amended and Restated Shareholder Rights Plan; and

7.	transact such other business as may properly be brought before the Meeting or any adjournment.

The Circular contains more information on these matters. Our 2006 audited consolidated financial statements are included in our Annual Report being mailed with the Circular.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Forms of proxy must be returned to CIBC Mellon Trust Company at the address shown on the enclosed envelope so that they arrive not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment.

Only Shareholders of record at the close of business on March 13, 2007 are entitled to vote at the Meeting or any adjournment.

By Order of the Board of Directors

Leslie A. O’Donoghue
Senior Vice President, General Counsel
& Corporate Secretary

March 13, 2007